CONSENT OF JOHN RAJALA

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled "Masbate Gold Operation, Republic of Philippines, NI 43-101 Technical Report on Operations" dated effective December 31, 2016, (ii) the report titled "Fekola Gold Mine, Mali, NI 43-101 Technical Report" dated effective December 31, 2019, and (iii) the report titled "Otjikoto Gold Mine, Namibia, NI 43-101 Technical Report" dated December 31, 2018, and to references to the undersigned's name, included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., for the year ended December 31, 2022, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158 and No. 333-239197) of B2Gold Corp.

/s/ John Rajala
John Rajala
March 16, 2023